AB
3/13

JP 3/11

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ivy Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar Ave
(No. and Street)

Overland Park	KS	66202-4200
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Clouse (913)236-2277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Ste 160	Kansas City	MO	64106-2170
(Address)	(City)	(State)	(Zip Code)

[redacted]

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13014128

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10
3/14

OATH OR AFFIRMATION

I, Melissa Clouse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ivy Funds Distributor, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Melissa Clouse
Signature

Vice President / Controller
Title

C. R. Morris
Notary Public

NOTARY PUBLIC - - State of Kansas
CATHERINE R. MORRIS
My Appt. Exp 09/16/15

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-3 2012

Securities Investor Protection *[illegible]oration*
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

- ☐ (i) its principal business, [illegible] determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X Mark P Buyle, SVP 1/4/12
Authorized Signature/Title Date

8-

```
8-034046      FINRA     DEC       6/19/1985
IVY FUNDS DISTRIBUTOR INC
ATTN: MARK P BUYLE
6300 LAMAR AVE
SHAWNEE MISSION, KS  66202
```

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3

FY 2012

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2012** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

> Interest on Assessments.
> ... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

KPMG

IVY FUNDS DISTRIBUTOR, INC.

Financial Statements, Supplemental Schedules, and
Report on Internal Control as Required by SEC Rule 17a-5

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ivy Funds Distributor, Inc.:

We have audited the accompanying financial statements of Ivy Funds Distributor, Inc. (the Company), a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc., which comprise the balance sheet as of December 31, 2012, and the related statements of operations, comprehensive loss, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Ivy Funds Distributor, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Kansas City, Missouri
February 27, 2013

IVY FUNDS DISTRIBUTOR, INC.

Balance Sheet

December 31, 2012

(In thousands)

Assets		
Cash and cash equivalents	$	55,142
Investment securities		5,005
Receivables:		
Fund receivables		529
Income tax receivable from parent		1,652
Due from affiliates		29
Other receivables		10
Deferred income taxes		34
Prepaid expenses and other current assets		538
Total current assets		62,939
Property and equipment, net		1,445
Deferred sales commissions, net		28,333
Other assets		956
Total assets	$	93,673
Liabilities and Stockholder's Equity		
Accounts payable	$	1,657
Accrued compensation		2,291
Accrued commissions		32,698
Due to affiliates		1,020
Other current liabilities		159
Total current liabilities		37,825
Deferred income taxes		4,996
Accrued pension and postretirement costs		1,811
Other noncurrent liabilities		7
Total liabilities		44,639
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.001 par value. Authorized, 1,000 shares; issued and outstanding, 100 shares		—
Additional paid-in capital		277,289
Accumulated deficit		(227,074)
Accumulated other comprehensive loss		(1,181)
Total stockholder's equity		49,034
Total liabilities and stockholder's equity	$	93,673

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Operations

Year ended December 31, 2012

(In thousands)

Revenue:		
Underwriting and distribution fees	$	195,908
Revenue sharing		38,145
Total		234,053
Expenses:		
Underwriting and distribution		278,038
Share-based compensation		2,546
General and administrative		18,227
Depreciation		462
Total		299,273
Operating loss		(65,220)
Investment and other income		1,306
Loss before income tax benefit		(63,914)
Income tax benefit		23,558
Net loss	$	(40,356)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2012

(In thousands)

	Common stock						
	Shares		Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholder's equity
Balance at December 31, 2011	100	$	—	265,755	(186,718)	(1,219)	77,818
Net loss	—		—	—	(40,356)	—	(40,356)
Capital contribution from parent – cash	—		—	31,000	—	—	31,000
Return of capital to parent – cash	—		—	(20,000)	—	—	(20,000)
Excess tax benefits from share-based payment arrangements	—		—	534	—	—	534
Pension and postretirement benefits	—		—	—	—	38	38
Balance at December 31, 2012	100	$	—	277,289	(227,074)	(1,181)	49,034

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Comprehensive Loss

Year ended December 31, 2012

(In thousands)

Net loss	$	(40,356)
Other comprehensive income:		
Pension and postretirement benefits, net of income taxes of $18		38
Comprehensive loss	$	(40,318)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Cash Flows

Year ended December 31, 2012

(In thousands)

Cash flows from operating activities:		
Net loss	$	(40,356)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		600
Amortization of deferred sales commissions		28,711
Excess tax benefits from share-based payment arrangements		(534)
Unrealized gain on trading securities		(1,093)
Loss on retirement of property and equipment		1,675
Net purchases and sales or maturities of trading securities		10,141
Deferred income taxes		(2,442)
Changes in assets and liabilities:		
Fund receivables		396
Due to affiliates		(472)
Income tax receivable from parent		(413)
Other receivables		183
Deferred sales commissions		(26,144)
Prepaid expenses and other assets		471
Accounts payable		542
Accrued commissions		4,195
Other accrued liabilities		262
Net cash used in operating activities		(24,278)
Cash flows from investing activity:		
Additions to property and equipment		(864)
Net cash used in investing activity		(864)
Cash flows from financing activities:		
Capital contribution from parent		31,000
Return of capital to parent		(20,000)
Excess tax benefits from share-based payment arrangements		534
Net cash provided by financing activities		11,534
Net decrease in cash and cash equivalents		(13,608)
Cash and cash equivalents at beginning of year		68,750
Cash and cash equivalents at end of year	$	55,142
Supplemental disclosure of cash flow information:		
Cash received during the year from parent for income tax benefit	$	20,908

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Ivy Funds Distributor, Inc. (the Company, IFDI, we, our, and us) is a wholly owned subsidiary of Ivy Investment Management Company (IICO). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. IFDI is a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company.

The Company, as a broker-dealer, has underwriting agreements with the Ivy Funds allowing the Company the exclusive right to sell redeemable shares of the Ivy Funds on a continuous basis. The Company does not engage in the retail offering of the Ivy Funds, but enters into selling agreements authorizing third parties to offer the Ivy Funds. In addition, the Company also receives Rule 12b-1 service and distribution fees from the Ivy Funds for purposes of advertising and marketing the shares of such Ivy Funds and for providing shareholder related services. The Company must pay certain costs associated with underwriting and distributing the Ivy Funds, including commissions and other compensation paid to sales management and other marketing personnel, compensation paid to other broker-dealers, overhead expenses related to the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Ivy Funds. The Ivy Funds are sold in various classes that are substantially structured in ways to conform to industry standards (i.e., front-end load, back-end load, level-load, and institutional).

The Company is dependent on the ongoing financial support, including capital contributions, from its parent company, IICO, due to the nature of its present operations, which result in an excess of underwriting and distribution costs over the associated revenue from such activities.

(b) Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

The Company has evaluated subsequent events through February 27, 2013, the date that these financial statements were issued and determined there are no other items to disclose.

(c) Use of Estimates

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, depreciation and amortization, income taxes, valuation of assets, pension obligations, and contingencies. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with original or remaining maturities of 90 days or less at the date of purchase to be cash equivalents.

(Continued)

(e) ***Disclosures about Fair Value of Financial Instruments***

The fair value of cash and cash equivalents, receivables, and payables approximates carrying value.

(f) ***Investment Securities***

Our investment securities are comprised of investments in affiliated mutual funds. Investments are classified as trading. For trading securities, unrealized holding gains and losses are included in earnings. For mutual funds, realized gains and losses are computed using the average cost method.

(g) ***Property and Equipment***

Property and equipment are recorded at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization is calculated using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally 10 years for furniture and fixtures; one to 10 years for data processing equipment, computer software, equipment, and machinery; and up to 10 years for leasehold improvements.

(h) ***Software Developed for Internal Use***

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with *Intangibles – Goodwill and Other Topic*, Accounting Standards Codification (ASC) 350. Internal costs capitalized are included in "Property and equipment, net" on the balance sheet and were $264 thousand as of December 31, 2012. Amortization begins when the software project is complete and ready for its intended use and continues over the estimated useful life, generally one to five years.

(i) ***Deferred Sales Commissions***

The Company defers certain costs, principally sales commissions, that are paid to third parties in connection with the sale of certain mutual fund shares sold without a front-end load sales charge. The costs incurred at the time of the sale of Ivy Funds Class B shares are deferred and then amortized on a straight-line basis over five years, which approximates the expected life of the shareholders' investments. The costs incurred at the time of the sale of Ivy Funds Class C shares are deferred and amortized on a straight-line basis over 12 months. The Company recovers such costs through Rule 12b-1 distribution fees, which are paid on Class B and Class C shares of the Ivy Funds, along with contingent deferred sales charges (CDSC's) paid by shareholders who redeem their shares prior to completion of the specified holding periods (six years for a Class B share and 12 months for a Class C share). Should the Company lose the ability to recover such sales commissions through distribution fees or CDSCs, the value of these assets would immediately decline, as would future cash flows. The Company periodically reviews the recoverability of the deferred sales commission assets as events or changes in circumstances indicate that the carrying amount may not be recoverable and adjusts them accordingly.

(j) ***Revenue Recognition***

The Company, as principal underwriter and national distributor of the Ivy Funds shares, purchases shares from the Ivy Funds at net asset value to fill orders received from investment dealers. The

(Continued)

Company is permitted to resell such shares at the public offering price, allowing for discounts to dealers, if any. The difference in the purchase price and the resale price constitutes underwriting fee revenue to the Company.

Underwriting and distribution commission revenues resulting from the sale of investment products are recognized on the trade date.

The Company collects Rule 12b-1 service and distribution fees under the Ivy Funds Distribution and Service Plan agreement. Rule 12b-1 service and distribution fees are collected to finance the distribution of mutual fund shares and shareholder servicing by IFDI, its affiliated companies, broker-dealers and other third parties. The plan allows for daily payment to the Company of 25 basis points on an annual basis of average daily net assets under management for A, Y, and E shares, 50 basis points for R shares, and 100 basis points for B and C shares. The Company must engage in activities that are intended to result in the sale of mutual fund shares.

Through a revenue sharing allocation plan with affiliates the Company receives 25 basis points on gross sales of assets sold through third parties.

(k) Advertising and Promotion

The Company expenses all advertising and promotion costs as incurred. Advertising expense, which is recorded in underwriting and distribution expense and general and administrative expense in the statement of operations, was $8.0 million for the year ended December 31, 2012.

(l) Income Taxes

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed a separate federal income tax return using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by *Income Taxes Topic*, ASC 740. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is recognized for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding reduction to income taxes payable. The excess tax benefits from share-based payments were $534 thousand for 2012.

(2) Investment Securities

Investments at December 31, 2012 are as follows (in thousands):

		Fair value
Trading securities:		
Affiliated mutual funds	$	5,005
Total investment securities	$	5,005

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Investments are valued using quoted prices in active markets for identical securities.
- Level 2 – Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.
- Level 3 – Investments are valued using significant unobservable inputs, including the Company's own assumptions in determining the fair value of investments.

All fair value measurements are on Level 1 of the fair value hierarchy as of December 31, 2012.

(3) Property and Equipment

A summary of property and equipment at December 31, 2012 is as follows (in thousands):

			Estimated useful lives
Furniture and fixtures	$	434	10 years
Equipment and computer software		3,180	1 – 10 years
Leasehold improvements		87	2 – 10 years
Property and equipment, at cost		3,701	
Accumulated depreciation		(2,256)	
Property and equipment, net	$	1,445	

(4) Income Taxes

The benefit for income taxes for the year ended December 31, 2012 consists of the following (in thousands):

Current:		
Federal	$	19,680
State		1,436
		21,116
Deferred taxes		2,442
Income tax benefit	$	23,558

Following is a reconciliation between the income tax benefit attributable to loss from operations and the amount computed by multiplying the loss before income taxes by the statutory federal income tax rate of 35% (in thousands):

Expected federal income tax benefit	$	22,370
State income tax benefit, net of federal liability		1,036
Other		152
Income tax benefit	$	23,558

(Continued)

The income tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets at December 31, 2012 are presented as follows (in thousands):

Deferred tax liabilities:		
Benefit plans	$	(175)
Deferred sales commissions		(7,258)
Federal liability on unrecognized state benefits		(350)
Other		(184)
Total gross deferred tax liabilities		(7,967)
Deferred tax assets:		
Nonvested stock		1,103
Additional pension and postretirement liability		696
Property and equipment		917
Accrued expenses		248
State net operating loss carryforwards		2,212
Unused state tax credits		3
		5,179
Valuation allowance		(2,174)
Total gross deferred tax assets		3,005
Net deferred tax liabilities	$	(4,962)

As of December 31, 2012, the Company has state net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $2.2 million at December 31, 2012. The carryforwards, if not utilized, will expire between 2013 and 2032. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in certain states to realize the benefit of these state net operating loss carryforwards, and accordingly, a valuation allowance in the amount of $2.2 million has been established at December 31, 2012.

The Company has state tax credits of $3 thousand as of December 31, 2012 that can be utilized in future tax years. These credits will expire in 2027 if not utilized. The Company anticipates these credits will be fully utilized prior to their expiration date.

As disclosed in note 1, the Company joins in filing certain consolidated federal and state income tax returns with its parent, WDR. WDR has unrecognized tax benefits that if settled, would result in the allocation of this liability to each subsidiary under an intercompany tax sharing arrangement, that includes the Company, based on the taxable income generated by each subsidiary. If WDR experienced an unfavorable outcome on its unrecognized tax benefits due to a future event, the Company would be

reimbursed by WDR as the Company's tax losses reduce the WDR consolidated liability, including penalties and interest. The Company had an asset recorded of $1.0 million ($699 thousand net of federal liability) and $1.0 million ($703 thousand net of federal liability) as of December 31, 2012 and January 1, 2012, respectively, for the reimbursement it would receive from WDR based on settlement and of WDR's unrecognized tax benefits under the intercompany tax sharing arrangement.

The Company's accounting policy with respect to interest and penalties related to income tax uncertainties has been to classify these amounts as income taxes.

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. In 2012, WDR favorably settled three open tax years undergoing audits by state jurisdictions in which the Company operates. This allowed the Company to recognize tax benefits previously reserved. The 2009, 2010, and 2011 federal income tax returns are open tax years that remain subject to potential future audit. The 2006 and 2007 federal tax years also remain open to a limited extent due to capital loss carryback claims filed by WDR. State income tax returns for all years after 2008, and in certain states, income tax returns prior to 2009, are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

WDR is currently being audited in various state jurisdictions in which the Company participated in the filing of consolidated tax returns with WDR. It is reasonably possible that WDR will settle the audits in these jurisdictions within the next 12-month period. It is estimated that the Company's potential benefit due from WDR could decrease by approximately $96 thousand ($66 thousand net of federal liability) to $513 thousand ($341 thousand net of federal liability) upon settlement of these audits. Such settlements are not anticipated to have a significant impact on reported income.

(5) Pension Plan and Postretirement Benefits Other Than Pension

The Company participates in the WDR sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on an employee's years of service and compensation during the final ten years of employment. WDR allocates pension expense to the Company for the Plan. Such costs for 2012 were $644 thousand.

The total projected benefit obligation of the Plan is $184.2 million, of which $5.7 million relates to the Company. The total pension benefits liability (representing the projected benefit obligation in excess of the pension plan assets) recorded on the balance sheet of WDR at December 31, 2012 is $50.3 million, of which $1.5 million is included in Accrued pension and postretirement costs on the Company's balance sheet.

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan (medical plan) that covers substantially all employees. The medical plan is contributory with retiree contributions adjusted annually. All contributions to the medical plan are voluntary as it is not funded and is not subject to any minimum regulatory funding requirements. The contributions for each year represent claims paid for medical expenses. Net accrued medical plan costs in the amount of $8.8 million are recorded on the balance sheet of WDR at December 31, 2012, of which $269 thousand relates to the

(Continued)

Company. The total liability at December 31, 2012 is long term in nature. During 2012, WDR allocated $49 thousand of expense to the Company for the medical plan.

(6) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits for employees following the completion of an eligibility period. As allowed under Section 401(k), the plan provides tax deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2012 were $753 thousand.

(7) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $19.7 million that was $17.0 million in excess of its required net capital of $2.7 million. The Company's ratio of aggregate indebtedness to net capital was 2.02 to 1.0 at December 31, 2012. The difference between net capital and stockholder's equity is primarily the nonallowable assets that are excluded from net capital. See Schedule 1 for additional information regarding net capital.

(8) Rule 15c3-3 Exemption

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(1). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(9) Share-Based Compensation

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Nonvested stock awards are valued on the date of grant, have no purchase price, and vest over four years in 33⅓% increments on the second, third, and fourth anniversaries of the grant date. Under the parent company's stock plans, shares of nonvested stock may be forfeited upon the termination of employment with the Company, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of nonvested stock, holders of nonvested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends. For the year ended December 31, 2012, the Company recorded share-based compensation expense totaling $2.5 million.

(10) Transactions with Related Parties

The current amount due to affiliates at December 31, 2012 includes current operating expenses in the amount of $1.0 million. The current amount due from affiliates at December 31, 2012 includes noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliates' products in the amount of $29 thousand.

(Continued)

Through a revenue sharing allocation plan with affiliates, the Company receives 25 basis points on gross sales of assets sold through third parties. In addition, the Company incurs service related expenses from affiliates for accounting, legal, marketing, rent, and other expenses. Accordingly, during 2012, the Company recorded $38.1 million in revenues from the sale of mutual fund assets and $19.4 million in expenses for services provided.

The Company compensates affiliates for point of sale commissions and Rule 12b-1 fees on sales of the Ivy Funds by the affiliates. The Company recorded $22.6 million for these charges for 2012. A portion of these charges were capitalized as deferred sales commissions (note 1).

(11) Concentrations

The Company has dealer agreements with several hundred broker-dealer firms. During the year ended December 31, 2012, three firms were responsible for approximately 32% of the Company's mutual fund sales.

Of the Company's total revenue, 28% is earned from transactions with the Ivy Asset Strategy Fund. A decline in the performance of this mutual fund, or the securities markets in general, could have an adverse effect on the Company's revenues.

(12) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations, and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition, and on the results of operations in a particular year.

Schedule 1

IVY FUNDS DISTRIBUTOR, INC.

Computation of Net Capital Requirement – Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

(In thousands)

Total stockholder's equity per balance sheet	$	49,034
Additions to capital – noncurrent deferred tax adjustment		8,168
Total stockholder's equity for computation of net capital		57,202
Nonallowable assets		36,770
Haircuts on securities		751
Net capital		19,681
Minimum net capital requirements		2,648
Excess of net capital over minimum net capital requirements	$	17,033
Aggregate indebtedness	$	39,716
Ratio aggregate indebtedness to net capital		2.02

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying report of independent registered public accounting firm.

Schedule 2

IVY FUNDS DISTRIBUTOR, INC.

Reconciliation of Total Assets Included in the December 31, 2012
Audited Financial Statements and Total Assets Included in the
Unaudited December 31, 2012 Focus Report

(In thousands)

Total assets per the December 31, 2012 audited financial statements	$	93,673
Reclassifications and adjustments		3,244
Total assets per the 2012 Focus Report	$	96,917

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Ivy Funds Distributor, Inc.:

In planning and performing our audit of the financial statements of Ivy Funds Distributor, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 27, 2013